UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              LARSCOM INCORPORATED

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    51729Y108
                                 (CUSIP Number)

                            MARTHA A. CLARKE ADAMSON
                         SIERRA VENTURES MANAGEMENT, LLC
                               2884 SAND HILL ROAD
                                    SUITE 100
                              MENLO PARK, CA 94025
                                 (650) 854-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2003
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Sierra Ventures V, L.P., a California limited partnership
     ("Sierra Ventures V") 94-3222153

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                         326,390 shares directly owned by Sierra Ventures V

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         326,390 shares directly owned by Sierra Ventures V

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,390 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN


------------------------------------
     *    See Instructions Before Filling Out.

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     SV Associates V, L.P., a California limited partnership
     ("SV Associates V") 94-3222154

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                          326,390 shares directly owned by Sierra Ventures V; SV Associates V is the General Partner of Sierra Ventures V.

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         326,390 shares directly owned by Sierra Ventures V; SV Associates V is the General Partner of Sierra Ventures V.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,390 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN


------------------------------------
     *    See Instructions Before Filling Out.

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Sierra Ventures VI, L.P., a California limited partnership
     ("Sierra Ventures VI") 94-3259091

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                         61,601 shares directly owned by Sierra Ventures VI

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         61,601 shares directly owned by Sierra Ventures VI

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,601 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN


------------------------------------
     *    See Instructions Before Filling Out.

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     SV Associates VI, L.P., a California limited partnership
     ("SV Associates VI") 94-3259090

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                          61,601 shares directly owned by Sierra Ventures VI; SV Associates VI is the General Partner of Sierra Ventures VI.

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         61,601 shares directly owned by Sierra Ventures VI; SV Associates VI is the General Partner of Sierra Ventures VI.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,601 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN


------------------------------------
     *    See Instructions Before Filling Out.

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Sierra Ventures VII, L.P., a California limited partnership
     ("Sierra Ventures VII") 94-3315644

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                         1,031,288 shares directly owned by Sierra Ventures VII (see (1) below)

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         1,031,288 shares directly owned by Sierra Ventures VII (see (2) below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,031,288 (See (2) below and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3% (See (2) below and Item 5)

14.  TYPE OF REPORTING PERSON*

     PN


------------------------------------

     (1) Includes 231,169 shares of Common Stock which may be acquired upon the exericse of warrants to purchase Common Stock.

     *    See Instructions Before Filling Out.

CUSIP No. 51729 Y 108

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Sierra Ventures Associates VII LLC, a California limited liability company ("SV Associates VII") 94-3315643

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES    7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING        0
PERSON WITH
                    8.   SHARED VOTING POWER

                         1,031,288 shares directly owned by Sierra Ventures VII; SV Associates VII is the General Partner of Sierra Ventures VII. (See (1) below)

                    9.   SOLE DISPOSITIVE POWER

                         0

                    10.  SHARED DISPOSITIVE POWER

                         1,031,288 shares directly owned by Sierra Ventures VII; SV Associates VII is the General Partner of Sierra Ventures VII. (See (2) below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,031,288 (See (2) below and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3% (See (2) below and Item 5)

14.  TYPE OF REPORTING PERSON*

     OO


------------------------------------

     (1) Includes 231,169 shares of Common Stock which may be acquired upon the exericse of warrants to purchase Common Stock.

     *    See Instructions Before Filling Out.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Larscom Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1845 McCandless Drive, Milpitas, California 95035.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership ("Sierra Ventures V"), SV Associates V, L.P., a California limited partnership ("SV Associates V"), Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI"), SV Associates VI, L.P., a California limited partnership ("SV Associates VI"), Sierra Ventures VII, L.P. a California limited partnership ("Sierra Ventures VII") and Sierra Ventures Associates VII, LLC, a California limited liability company ("SV Associates VII") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

(b) The address of principal business and office of each Reporting Person is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(c) The principal business of each Reporting Person is that of making venture capital and similar investments.

(d) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraphs (d) and (e) above is a United States citizen.


ITEM 3. Source and amount of funds or other consideration

On June 5, 2003, all shares of common stock of VINA Technologies, Inc., a Delaware corporation ("VINA"), held by the Reporting Persons were converted into the right to receive shares of Common Stock of the Issuer and all warrants to purchase common stock of VINA became warrants to purchase Common Stock of the Issuer pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated March 17, 2003, by and among VINA, the Issuer and London Acquisition Corp., a wholly-owned subsidiary of the Issuer (the "Transitory Sub"). As a result of the merger of the Transitory Sub with and into VINA (the "Merger"), VINA became a wholly-owned subsidiary of the Issuer and each issued and outstanding share of common stock of VINA was automatically converted into the right to receive 0.03799 of a validly issued, fully paid and nonassessable share of Common Stock of the Issuer. Each warrant and option of VINA was assumed by the Issuer pursuant to the Merger and converted into a warrant or option to purchase shares of the Issuer based on an exchange ratio of 0.03799 of a share of Issuer Common Stock for each share of VINA common stock. Sierra Ventures VII holds warrants to purchase up to an aggregate of 231,169 shares of Common Stock of the Issuer. The exercise price of the warrants is $26.32 per share, subject to adjustment in certain circumstances. The source of funds that will be used to purchase shares of Common Stock issuable upon exercise of the warrants, if any, will be the partnership funds of Sierra Ventures VII or on a cashless basis. Sierra Ventures VII has not made any determination as to whether it will exercise the warrants, if at all. The Merger Agreement has been filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on March 19, 2003 and is incorporated herein by reference. The foregoing description of such agreement is qualified in its entirety by reference to such exhibit.

ITEM 4. PURPOSE OF TRANSACTION

Effective June 5, 2003, as a result of the Merger, each issued and outstanding share of common stock of VINA was automatically converted into the right to receive 0.03799 of a validly issued, fully paid and nonassessable share of Common Stock of the Issuer. Each warrant and option of VINA was assumed by the Issuer pursuant to the Merger and converted into a warrant or option to purchase shares of the Issuer based on the 0.03799 exchange ratio.

Sierra Ventures VII holds warrants to purchase up to an aggregate of 231,169 shares of Common Stock of the Issuer. These warrants were originally issued by VINA and were assumed by the Issuer pursuant to the Merger. Warrants to purchase up to 62,976 shares of Issuer Common Stock are exercisable during the three year period ending October 17, 2004, and warrants to purchase up to 168,193 shares of Issuer Common Stock are exercisable during the three year period ending December 21, 2004; provided, however, that they may be terminated earlier by the Issuer in the event that the Issuer's Common Stock price per share meets or exceeds certain thresholds. The exercise price of the warrants is $26.32 per share, subject to adjustment in certain circumstances.

The Reporting Persons originally purchased the shares of Common Stock and warrants currently held by them in order to obtain an equity position in VINA for investment purposes. As a result of the consummation of the Merger, the Reporting Persons hold the Common Stock and warrants to purchase Common Stock of the Issuer for investment purposes.

The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Issuer's Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

Jeffrey M. Drazan, a general partner of SV Associates V, and SV Associates VI, the general partners of Sierra Ventures V, and Sierra Ventures VI, and a managing member of SV Associates VII, the general partner of Sierra Ventures VII, currently serves as director of the Issuer. As a result, Mr. Drazan may be deemed to be a "control" person of the Issuer.

Pursuant to that certain Registration Rights Agreement dated as of June 5, 2003, between the Issuer and the stockholders set forth therein (the "Registration Rights Agreement"), the Reporting Persons are entitled to certain registration rights with respect to Common Stock of the Issuer.

The Merger Agreement and the Registration Rights Agreement have been filed as exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on March 19 2003, and are incorporated herein by reference. The form of warrant has been filed as an exhibit to VINA's Current Report on Form 8-K filed with the SEC on October 24, 2001, and is incorporated herein by reference. The foregoing descriptions of such agreements and securities are qualified in their entirety by reference to such exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The shares of Common Stock currently held by the Reporting Persons are as set forth in rows 7-11 of the cover pages hereof, including the footnotes thereto and for Sierra Ventures VII and SV Associates VII assumes that Sierra Ventures VII exercises the warrants in full.

Based upon 18,867,295 shares outstanding on April 21, 2003 and after giving effect to the Merger and the 1-for-7 reverse stock split of the Issuer's outstanding Common Stock effected on June 5, 2003, Sierra Ventures V and SV Associates V beneficially owned 326,390 shares of Common Stock representing approximately 6.5% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 18,867,295 shares outstanding on April 21, 2003 and after giving effect to the Merger and the 1-for-7 reverse stock split of the Issuer's outstanding Common Stock effected on June 5, 2003, Sierra Ventures VI and SV Associates VI beneficially owned 61,601 shares of Common Stock representing approximately 1.2% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 18,867,295 shares outstanding on April 21, 2003 and after giving effect to the Merger, the 1-for-7 reverse stock split of the Issuer's outstanding Common Stock effected on June 5, 2003 and the exercise of the warrants in full, Sierra Ventures VII and SV Associates VII beneficially owned 1,031,288 shares of Common Stock representing approximately 20.3% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 18,867,295 shares outstanding on April 21, 2003 and after giving effect to the Merger, the 1-for-7 reverse stock split of the Issuer's outstanding Common Stock effected on June 5, 2003 and the exercise of the warrants in full, the aggregate number of shares of Common Stock beneficially owned by all Reporting Persons together is 1,419,279 shares of Common Stock representing approximately 28% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

(b) The number of shares of Common Stock of the Issuer as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

(c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons identified on Schedule I hereto.

(d) Under certain circumstances as set forth in the limited partnership or operating agreements, as applicable, of Sierra Ventures V, SV Associates V, Sierra Ventures VI, SV Associates VI, Sierra Ventures VII, SV Associates VII, the general and limited partners and managers of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer held by such entity. No such partner's or manager's rights relate to more than five percent of the class.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.      Agreement of Joint Filing

Exhibit  2.     Agreement  and Plan of Merger dated as of March 17, 2003 by and
                among the  Issuer,   VINA   Technologies,   Inc.  and  London
                Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC March 19, 2003)

Exhibit 3. Registration Rights Agreement dated June 5, 2003 among the Issuer and stockholders set forth therein (incorporated by reference to Exhibit 2.5 to the Issuer's Current Report on Form 8-K filed with the SEC March 19, 2003)

Exhibit 4. Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 99.4 to VINA Technologies, Inc.'s
                Current  Report on Form 8-K filed with the SEC October 24, 2001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: June 9, 2003                    SIERRA VENTURES V, L.P.

                                       By: SV Associates V, L.P.
                                           Its General Partner


                                           By: /s/ Jeffrey M. Drazan
                                               Name:  Jeffrey M. Drazan
                                               Title: General Partner


Dated: June 9, 2003                    SV ASSOCIATES V, L.P.


                                           By: /s/ Jeffrey M. Drazan
                                               Name:  Jeffrey M. Drazan
                                               Title: General Partner


Dated: June 9, 2003                    SIERRA VENTURES VI, L.P.

                                       By: SV Associates VI, L.P.
                                           Its General Partner


                                           By: /s/ Jeffrey M. Drazan
                                               Name:  Jeffrey M. Drazan
                                               Title: General Partner


Dated: June 9, 2003                    SV ASSOCIATES VI, L.P.


                                                 By: /s/ Jeffrey M. Drazan
                                                     Name:  Jeffrey M. Drazan
                                                     Title: General Partner

Dated: June 9, 2003                    SIERRA VENTURES VII, L.P.

                                       By: Sierra Ventures Associates VII LLC
                                           Its General Partner


                                           By: /s/ Jeffrey M. Drazan
                                               Name:  Jeffrey M. Drazan
                                               Title: Managing Member


Dated: June 9, 2003                    SIERRA VENTURES ASSOCIATES VII LLC


                                           By: /s/ Jeffrey M. Drazan
                                               Name:  Jeffrey M. Drazan
                                               Title: Managing Member

                                   SCHEDULE I

     GENERAL PARTNERS OF SV ASSOCIATES V, L.P., SV ASSOCIATES VI, L.P., AND
             MANAGING MEMBERS OF SIERRA VENTURES ASSOCIATES VII LLC


Set forth below, with respect to each general partner of SV Associates V, L.P., SV Associates VI, L.P., and each managing member of Sierra Ventures Associates VII LLC are the following: (a) name; (b) business address and (c) citizenship.

1.   (a) Peter C. Wendell
     (b)  c/o Sierra  Ventures  2884 Sand Hill Road,  Suite 100 Menlo  Park,  CA
          94025
     (c)  United States Citizen

2.   (a) Jeffrey M. Drazan
     (b)  c/o Sierra  Ventures  2884 Sand Hill Road,  Suite 100 Menlo  Park,  CA
          94025
     (c)  United States Citizen

3.   (a) David C. Schwab
     (b)  c/o Sierra  Ventures  2884 Sand Hill Road,  Suite 100 Menlo  Park,  CA
          94025
     (c)  United States Citizen

4. (a) Steven P. Williams (Managing Member of Sierra Ventures Associates VII LLC only)
     (b)  c/o Sierra  Ventures  2884 Sand Hill Road,  Suite 100 Menlo  Park,  CA
          94025
     (c)  United States Citizen